

Financial Statement Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2021

(Public)

Nordea Securities LLC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70077

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21_____ AND ENDING 12/31/21

_____   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Nordea Securities LLC_____

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1211 Avenue of the Americas
_____
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kraen Holm-Joergensen	212-318-9625	khj.nybd@nordea.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
_____
(Name – if individual, state last, first, and middle name)

4 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

_____09/24/2003_____49_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Kraen Holm-Joergensen___ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Nordea Securities LLC___ , as of ___December 31___ , 2021 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF NEW YORK
COUNTY OF WESTCHESTER
Sworn to me personally on this 23rd day of
February, 2022.

Signature: Kraen Holm-Joergensen
Kraen Holm-Joergensen
Title: FINOP & COO

Notary Public ELIZABETH J. LEE

Notary Public
State of New York
Registration no. 02LE6413349
Commission expires 1/25/25

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Nordea Securities LLC
(a 100% owned subsidiary of Nordea Markets Holding Company)

SUMMARY OF CONTENTS



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Nordea Securities LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Nordea Securities LLC
(the Company) as of December 31, 2021, and the related notes (collectively, the financial statement).
In our opinion, the financial statement presents fairly, in all material respects, the financial position of
the Company as of December 31, 2021, in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statement based on our audit. We are a public accounting
firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are
required to be independent with respect to the Company in accordance with U.S. federal securities laws
and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statement is
free of material misstatement, whether due to error or fraud. The Company is not required to have, nor
were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit
we are required to obtain an understanding of internal control over financial reporting but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statement, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statement. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial statement.
We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

New York, New York
February 23, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and
RSM International.

Nordea

STATEMENT OF FINANCIAL CONDITION

Nordea Securities LLC	As of December 31, 2021
ASSETS	
Cash and Cash Equivalents	
Cash	5,000,000
Cash - Money Market	17,906,479
Total Cash and Cash Equivalents	22,906,479
Receivable from Affiliate	419,460
Prepaid Expenses	13,308
TOTAL ASSETS	**23,339,247**
LIABILITIES & MEMBER'S EQUITY	
Liabilities	
Accounts Payable	1,259
Total Liabilities	1,259
Member's Equity	23,337,988
TOTAL LIABILITIES & MEMBER'S EQUITY	**23,339,247**

See accompanying notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2021

A. Organization

Nordea Securities LLC (NSL or the Company), formerly known as Nordea Markets LLC (name changed in March, 2021), is a wholly owned subsidiary of Nordea Markets Holding Company, whose ultimate parent is Nordea Bank Abp (the Parent), a company domiciled in Finland. NSL is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company acts as a chaperoning broker-dealer pursuant to Rule 15a-6 for institutional and corporate customers in certain foreign bond and securities offerings as well as M&A activities. The Company chaperones trades that are executed and cleared through the Parent.

B. Cash and Cash Equivalents

NSL considers its holdings in money markets accounts and overnight investments as cash equivalents. NSL considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Cash held by financial institutions which exceeds the Federal Deposit Insurance Corporation (FDIC) limits exposes the Company to concentration of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

C. Accounting estimates and assumptions

NSL conforms to the Parent's fiscal year end of December 31. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires NSL to make certain estimates and assumptions that affect the amounts reported in the financial statements. Management believes that the estimates utilized in preparing the financial statements are reasonable. Actual results could differ from these estimates.

D. Receivables

NSL does not currently have accounts payable to or receivable from broker dealers. The receivable relates to service fee intergroup income of $419,434 due from affiliate and accrued interest on cash balance.

E. Prepaid Expenses

NSL prepaid its annual SIFMA membership and annual Compliance Science web services subscription, which are expensed on a monthly basis. Outstanding prepaid expenses as of December 31, 2021 were $10,411 for SIFMA and $2,897 for Compliance Science.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2021

F. Payables

NSL pays SIPC assessment fees semi-annually by filing forms SIPC -6 and SIPC-7. During the year ended December 31, 2021 the only accounts payable NSL incurred were SIPC assessment fees. The payable balance as of December 31, 2021 is $1,259.

G. Property and Equipment

NSL has no property nor does NSL own any equipment.

H. Fair Value of Financial Instruments

Assets and Liabilities are measured at fair value according to standard fair value requirements under ASC 820.

ASC 820 defines fair value, establishes a framework for measuring fair value and provides a fair value hierarchy. Under ASC 820, fair value is defined as the price that would be received to sell

an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value hierarchy consists of three levels:
- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed on measurement date.
- Level 2 inputs are either directly or indirectly observable inputs other than quoted prices in Level 1. Those include quoted prices for similar assets or liabilities in active markets, or quoted prices on similar or identical assets and liabilities in non-active markets, or inputs that are derived principally from observable market data.
- Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs are not available on measurement date.

The only financial instrument NSL held at December 31, 2021 is an investment in Blackrock Liquidity Treasury Trust Fund, which is held at the Bank of America. NSL treats this investment as a cash equivalent since 100% of the Fund's total assets are in cash and highly liquid short-term U.S. Treasury obligations, such as U.S. Treasury bills and notes. NSL's investment is a Level 1 investment.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2021

I.   Income Taxes

NSL is a single member LLC and is included in the tax return of the Parent. No provision for income taxes has been made in the accompanying financial statements as such liabilities, if any, are the responsibility of the Parent. As of December 31, 2021, management believes that it has taken no uncertain tax provisions under ASC 740, and accordingly, no liability has been recorded.

J.   Related Party Transactions

NSL has a Transfer Pricing Agreement with its Parent regarding cost reimbursement.

As discussed in Note D, NSL has a receivable of $419,434 due from an affiliate that relates to service fee intergroup income.

L.   Commitments, Contingencies and Guarantees

To the best of its knowledge, NSL does not currently have liabilities for contingencies where there is an exposure that, if fully analyzed, would indicate that it would be both probable that a liability has been incurred and the amount of loss could be reasonably estimated.

M. Net capital requirements

As a registered broker-dealer, NSL is subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, NSL is subject to FINRA's capital requirements, which are substantially the same as Rule 15c3-1. Under the Rule, NSL is required to maintain a minimum net capital, as defined, equal to $250,000.

USD	December 31, 2021
Net Capital	22,390,956
Less required Net Capital	250,000
Excess Net Capital	22,140,956

N. Risks and Uncertainties

COVID-19 Global Pandemic: COVID-19, to date, has not materially impacted the Company's day-to-day operations. However, continuing uncertainty with respect to global economic activity may negatively impact the Company's revenue opportunities.

O. Subsequent events

The Company has evaluated subsequent events through February 23, 2022. No material events have been identified that would require recognition or disclosure in the financial statement.